

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 27, 2015

Choi Tak Yin Addy
Chief Executive Officer
Rito Group Corp.
Unit Room 2301, Wing Hing Industrial Building
83-93 Chai Wan Kok Street
Tsuen Wan, NT, Hong Kong

> **Re:** **Rito Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 16, 2015**
> **File No. 333-206319**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 and your belief that you are not a shell company because you generated revenues of $3,406 last year and have more than nominal operations. However, the foregoing is inconsistent with your status as a development stage company, your statements indicating that "the Rito Online Mall has not yet been developed and is not operational at this time," the fact that you do not have any physical vendor contracts in place, and your indication that you have generated revenues to date from "personal acquaintances." Therefore, tell us why you believe that you have more than no or nominal operations. Alternatively, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability

to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Description of Business, page 14

2.   We note your response to prior comment 18 and re-issue this comment in part. Please revise your disclosure to explain how you expect to generate revenues from the Rito Online Mall with a view to understanding whether you will receive a percentage of revenues, commissions or fees in exchange for listings.

Note 1. Description of Business and Organization, page F-7

3.   We have reviewed your response to comment 29. Please provide us with your analysis of how you determined Rito International was deemed the accounting acquirer and Sino Union was deemed the accounting aquiree in the May 5, 2015 share allotment transaction. Refer to ASC 805-10-55-10 through 15. Please ensure your response addresses the factors in ASC 805-10-55-12a-e, since you indicate in your response that Sino Union became the controlling management of Rito International. Also, please provide us with a copy of the share allotment transaction agreement. Additionally, please identify for us the fiscal year-end for Sino Union and Rito International prior to the merger.

4.   Please identify the owners of Rito International prior to the May 5, 2015 share allotment transaction.

5.   We reviewed your response to comment 30. Since the share exchange transaction was effected by an exchange of equity interest, please expand your analysis to provide your responses to ASC 805-10-55-12a-e. Additionally, tell us which of the entities in the reverse merger transaction initiated the combination and whether Rito Group Corp was formed specifically to effect the reverse merger. Refer to ASC 805-10-55-14 and 15.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Adam Tracy, Esq.
        Securities Compliance Group, Ltd.